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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
0-17868

CUSIP NUMBER
500760 20 2

(Check One):
[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

                For Period Ended: January 28, 1996
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:___________________________

_______________________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
_______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________

PART I - REGISTRANT INFORMATION
_______________________________________________________________________________
Full Name of Registrant

                            KRAUSE'S FURNITURE, INC.
_______________________________________________________________________________
Former Name if Applicable

_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)


              5980 Stoneridge Dr., Suite 109, Pleasanton, CA 94588
_______________________________________________________________________________
City, State and Zip Code

PART II -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company changed its fiscal year in 1995. Additional time is required to prepare proper accounting cutoffs, historical comparisons and analyses required by Form 10-K

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (11-91)
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PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
             Robert G. Sharpe                 510               460-6201
     _________________________________  _______________  ______________________
                   (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                   [x] Yes   [ ] No
     __________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                  [x] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
______________________________________________________________________________

                         KRAUSE'S FURNITURE, INC.
          _______________________________________________________
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date            April 26, 1996                 By    /s/  Robert G. Sharpe
    ______________________________________        ____________________________
                                                    Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
_______________________________________________________________________________
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________

                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
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KRAUSE'S FURNITURE, INC.
SEC File Number 0-17868
CUSIP Number 500760 20 2


                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

Statement Supporting Question (3) in Part IV - Other Information

The estimated operating results for the fiscal year ended January 28, 1996 (fiscal 1995) of the Registrant differs significantly from the 1994 results for the following reasons:

        1. Net loss in fiscal 1995 is estimated to be $8.7 million compared to net income of $5.4 million in the calendar year 1994.

        2. Gross margins were approximately 51.1% in fiscal 1995 compared to 54.0% in 1994 due to higher price discounting and product promotions and inventory write downs in 1995.

        3. Selling expenses were higher in 1995 due in part to higher payroll and advertising expenses.

        4. In 1994 the Company recorded a gain from sale of its investment in Mr. Coffee inc. of $12.1 million. No such gain or other income has occurred in fiscal 1995.